UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41734

Prestige Wealth Inc.

Office Unit 6620B, 66/F, The Center

99 Queen’s Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Effective on October 13, 2025, Class A ordinary shares of Prestige Wealth Inc. (the “Company”) began trading under the new tricker (NASDAQ: AURE).

In addition, on October 14, 2025, the Company issued two press releases, copies of which are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

Exhibits

Exhibit No.	Description
99.1	Press Release – Prestige Wealth Inc. (NASDAQ: AURE) Completes $134 Million Purchase of Tether Gold (XAU₮), dated October 14, 2025
99.2	Press Release – Prestige Wealth Inc. Signs and Closes Approx. $150 Million Financing for Aurelion Treasury Initiating NASDAQ’s First Tether Gold Treasury, dated October 14, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prestige Wealth Inc.

Date: October 14, 2025	By:	/s/ Zimuyin Jiang
	Name:	Zimuyin Jiang
	Title:	Chief Accounting Officer

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